

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

March 31, 2015

*BY E-mail*

Thomas E. Bisset
Sutherland, Asbill & Brennan LLP
700 6th Street, NW, Suite 700
Washington, DC 20001-3980

>      Re:    Protective Variable Annuity Separate Account
>              Initial Registration Statement on Form N-4 (National Version)
>              File Nos. 333-201919; 811-08108
>
>              Variable Annuity Account A of Protective Life
>              Initial Registration Statement on Form N-4 (NY Version)
>              File Nos. 333-201920; 811-08537

Dear Mr. Bisset:

The staff has reviewed the above-referenced initial registration statements, which the Commission received on February 6, 2015. The registration statements received a full review. Based on our review, we have the following comments:[1]

**General Comments**

1.      Missing Information: Please confirm that all missing and/or bracketed information, including financial statements, exhibits and other required information, will be included in pre-effective amendments to the registration statements.

2.      EDGAR Series and Class IDs: Please confirm supplementally that the contract name on the front cover page of each prospectus is and will continue to be the same as that associated with the EDGAR class identifiers.

3.      Guarantees and Supports: Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of the benefits or features under the contracts or whether the company will be solely responsible for any benefits or features associated with the contract.

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[1] Capitalized terms have the same meaning as in the registration statements. Page numbers refer to the clean courtesy copy of the National Version of the registration statement provided to the staff, unless otherwise indicated.

4.     <u>State Variations</u>: Please confirm supplementally that all material state variations to the Contract terms are described in the National Version of the registration statement.

5.     <u>Conforming Comments</u>:  Unless otherwise indicated, please make conforming changes to the New York version of the registration statement, as applicable. Whenever a comment has applicability to more than one registration statement, please identify the registration statement for which changes were made in response to these comments.

6.     <u>Definitions</u>:

       a. **Additional Terms**: Please consider including the following terms in the Definitions Section: Asset Allocation Models, Commutation, Maximum Anniversary Value Death Benefit, Protective Income Manager Rider Required Minimum Distribution, Return of Purchase Payments Death Benefit, and SecurePay Rider.

       b. **Good Order and Written Notice**: Please provide a more specific definition of "Good Order" and "Written Notice". In addition please consider replacing generic disclosure such as "in a form satisfactory to the Company" with "Good Order," as appropriate.

       c. **Capitalized Terms**: We note that the Prospectus includes many capitalized terms that are not defined. Please define such terms or change them to lower case font. In addition, please use capitalized terms consistently throughout the registration statement (*e.g., "*Written Notice" and "notice" and "Fund" and "fund").

7.     <u>Reservations of Rights</u>: Please review the prospectus and in each case where the Registrant reserves the right to change, cancel or modify a benefit or contract term, please ensure that information concerning the circumstances under which the change would be made, who may approve it, and the time period and form of notice to Owners is disclosed. For example, (i) on page 20, please include appropriate information with respect to changes to the Contract relating to substitution, addition or deletion of Sub-Accounts; (ii) on page 26, with respect to suspensions or restrictions on transfer privileges; and (iii) on page 48, with respect to the registrant's ability to discontinue the SecurePay® ME benefit. *See* Item 7(c) of Form N-4.

**Prospectus**

8.     <u>Owner Transaction Expenses Table</u>: On page 5, please revise footnote 2 (SecurePay ME Fee) to the Table for brevity and plain English. Please make a conforming change to footnote 6 in the Optional Benefit Charges Table on page 6.

9.     <u>Periodic Fees and Charges Table</u>: On page 5, the parenthetical in the Total Variable Account Annual Expenses Line item is confusing. Please revise the parenthetical as the fee reflects the Return of Purchase Payments Death Benefit. Instead, consider language such as "excluding optional benefit charges." On page 6, in the

Optional Benefit Charges Table, please revise footnote 2 to remove the discussion of the Return of Purchase Payments Death Benefit as it does not relate to the line item in the Fee Table. In addition, please include a brief description of the Maximum Anniversary Value Death Benefit in the footnote.

10.     Summary:

     a. **Can I transfer amounts in the Contract? –** On page 8, please briefly discuss transfers after the Annuity date as the Contract offers a variable income payout option.

     b. **What is the Protective Income Manager Rider (patent pending)? –** On page 10, the disclosure states that the "rider guarantees the right to make withdrawals each year even if your Contract Value is reduced to zero due to poor market performance." Please revise the disclosure because the rider also guarantees the right to make withdrawals if the Contract Value is reduced to zero due to other circumstances. In addition, please consider discussing the concept that the Contract Value could also be reduced to zero because of longevity.

11.     Asset Allocation Model Portfolios:

     a. **Conflicts of Interest**: Please disclose any conflicts of interest that may exist in the process of developing the Asset Allocation Model Portfolios.

     b. **Modification, Suspension or Termination**: On page 18, in the fourth paragraph under the caption "Asset Allocation Model Portfolios," please disclose what will happen to assets invested in the Model Portfolios upon modification, suspension or termination of the Model Portfolio investment option. For example, please disclose what will happen if certain Funds in a particular Model Portfolio are no longer offered (*e.g.,* will the Fund's assets be automatically reallocated and, if so, how?).

12.     Determination of Accumulation Unit Value/Valuation Period: On pages 23, 25, 30 and 32, the disclosure references a 3:00 p.m. Central Time cutoff for computing Valuation Periods for certain purposes (*e.g.,* Purchase Payments, Transfers and prices for Investment Options). Given that there are circumstances under which the NYSE may close before 3:00 p.m. Central Time, please revise the disclosure, including the definition of Valuation Period, to account for such an early closing and clarify that in such circumstances transaction requests after such early closing will be processed at the next available price.

13.     Transfers from the DCA Accounts: On page 28, the text under the referenced caption alternatively refers to DCA Account 1 and DCA Fixed Account 1 as well as DCA Account 2 and DCA Fixed Account 2. Please address this inconsistency. Also, other than time period, please describe any significant differences between the DCA Account 1 and 2, including any minimum transfer time periods. Please make a conforming change with respect to dollar cost averaging transfers from the Fixed Account.

14.     <u>The Guaranteed Account</u>: On page 31, in the third sentence of the first paragraph under the referenced caption, please delete "and have not been reviewed by the SEC." Please also consider including disclosure informing Owners where current interest rate information for the Guaranteed Accounts may be found.

15.     <u>Payment of the Death Benefit</u>: On page 33, the disclosure under the referenced caption indicates that the death benefit provisions apply to each Beneficiary individually. Please clarify when the amount of the death benefit is determined. If it is determined when the first beneficiary provides proof of death, please clarify where the additional beneficiaries' interest is kept until such beneficiaries come forward to present their claims (*e.g.,* in the separate account) and whether it is subject to investment risk.

16.     <u>Protected Lifetime Income Benefits</u>:

        a. **SecurePay 5**: On page 36, in the Rider Objective for SecurePay 5, the disclosure suggests that withdrawals are not designed to deplete Contract Value. This language is potentially confusing as withdrawals do in fact reduce Contract Value under the SecurePay 5 rider. Please revise the disclosure accordingly.

        b. **Fee Line Item**: On page 36, in the "Fee (for riders as currently offered)" line item, please revise the disclosure to specify the nature of the fee indicated by a percentage. The current presentation implies that the fees are the same for both riders, which is not accurate.

        c. **Investment Restrictions**: On page 36, in the Table, please disclose, if accurate, that both riders impose investment restrictions and that these restrictions are the same for both riders.

17.     <u>SecurePay Fee</u>: On page 45, in the paragraph under the caption "SecurePay Fee," the disclosure states that the SecurePay Fee is deducted from the Sub-Accounts of the Variable Account. Please describe in plain English how the aggregate fee is deducted from each Sub-Account. In addition, in the third paragraph, please consider indicating that the increase in the SecurePay fee will occur automatically as of the date stated in the Written Notice provided to Contract Owners. Please also clarify how Contract Owners can elect not to pay the increase in the SecurePay Fee. Please make a conforming change in the discussion of the Protective Income Manager Fee on pages 60-61.

18.     <u>SecurePay ME</u>: On page 48, in the first full paragraph, the disclosure states that "[f]rom time to time, we will publish examples of conditions that would typically qualify for an increase in your AWA." Please clarify where such information will be published.

19.     <u>Increase in Protective Income Manager Fee</u>: On page 56, under the referenced caption, please provide the time period and type of prior notice you will give to Contract Owners prior to increasing the Protective Income Manager Fee. On page 60, in the

relevant section, please disclose the maximum Protective Income Manager fee (as a percentage on an annual basis).

20.     Changes to Model Portfolios, Allocation Guidelines and Portfolio Rebalancing: In the discussion of modifications and changes to the Model Portfolios and Portfolio Rebalancing on pages 63-64, if appropriate, please disclose that these actions could impact Contract Owner's returns.

**Statement of Additional Information**

21.     Item 18: Please confirm that all information required by Item 18 of Form N-4 has been disclosed, in particular Item 18(e).

22.     Unaffiliated Underwriters or Dealers: Please provide the disclosure required by Item 20(d) of Form N-4, if appropriate. We note that the Prospectus indicates that the Contract may be sold through unaffiliated dealers and distributors.

**Contract Rider Disclosure**

23.     *RightTime* Option: We note that Exhibit 99.4(g) relating to the Protective Income Manager makes reference to the *RightTime* option which is not disclosed in the registration statement. Please advise or revise the registration statement accordingly.

**Tandy Representation**

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision.  Since the registrant is in possession of all facts relating to the registrant's disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

Notwithstanding our comments, in the event the registrant requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

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      Responses to these comments should be made in a letter to me filed over the EDGAR system and in a pre-effective amendment to the registration statement.  If you believe that you do not need to make changes to the registration statement in response to a comment, please indicate that in the letter and explain the basis for your position.

      Although we have completed our initial review of the registration statement, the registration statement will be subject to further review after our preliminary comments are resolved.  Therefore, please be advised that we may make additional comments on the registration statement and any additional amendments to it.  After resolution of all disclosure issues, an appropriate request from the registrant must be made for acceleration of the effective date of the registration statement, as amended.

      If you have any questions, please call me at (202) 551-6815.  Additionally, copies of documents or letters filed on EDGAR may be emailed to me at gregoryk@sec.gov.  Any mail or deliveries should include a reference to zip code 20549-8629.

                      Sincerely,

                      /s/ Keith A. Gregory

                      Keith A. Gregory
                      Senior Counsel
                      Disclosure Review Office